UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Winnebago Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

974637100

(CUSIP Number)

Francis Chow

444 W. New England Avenue, Suite 117

Winter Park, FL 32789

(407) 367-4347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 974637100	13D	Page 1 of 8 Pages

1.	NAMES OF REPORTING PERSONS Punch Card Capital, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,684,842
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,684,842
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,842
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 974637100	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Punch Card Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,684,842
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,684,842
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,842
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 974637100	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Punch Card Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,684,842
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,684,842
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,842
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 974637100	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Punch Card GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,684,842
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,684,842
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,842
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 974637100	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Norbert H. Lou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,684,842
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,684,842
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,842
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 974637100	13D	Page 6 of 8 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the previously reported information set forth in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on April 24, 2020, as amended (the “13D”) with respect to the shares of the Common Stock, par value $0.50 per share (the “Shares”) of Winnebago Industries, Inc. (the “Issuer”). This Amendment No. 2 is being filed pursuant to the Reporting Persons’ sale of Shares on April 24, 2020. Capitalized terms used but not defined herein shall have the meanings assigned to them in the 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated as follows:

(a) As of the date of this statement, the Fund beneficially owns 1,684,842 Shares, representing approximately 4.999998% of the 33,696,855 outstanding Shares as of March 18, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on March 25, 2020. The Fund GP, Adviser, Adviser GP and Mr. Lou, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the Shares beneficially owned by the Fund.

(c) The transactions in the following table were effected by the Reporting Persons since April 24, 2020, which was the day the Amendment No. 1 to Schedule 13D was filed with the Commission:

Transactions in the Shares Since April 24, 2020*
Reporting Person	Trade Date	Shares	Price	Net Amount
Punch Card Capital, L.P.	4/24/2020	156,545	38.2849	$ 5,992,864.12

*	All transactions were effected on the New York Stock Exchange. Furthermore, for each transaction, the executing broker was Morgan Stanley and the clearing broker was Pershing.

(e) As of April 24, 2020, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

CUSIP No. 974637100	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Norbert H. Lou

Norbert Lou, individually, and as manager of Punch Card Capital, LLC, the general partner of Punch Card Capital, L.P., and as manager of Punch Card GP, LLC, the general partner of Punch Card Management, L.P.

Date:	April 29, 2020

CUSIP No. 974637100	13D	Page 8 of 8 Pages